STATEMENT OF INVESTMENTS

Dreyfus Short-Intermediate Government Fund
February 28, 2007 (Unaudited)

Bonds and Notes--112.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies--62.0%				
Federal Home Loan Banks, Bonds, Ser. 555	4.13	10/26/07	10,325,000	10,255,410
Federal Home Loan Banks, Bonds, Ser. 579	4.38	10/3/08	7,000,000	6,951,469
Federal Home Loan Banks, Bonds, Ser. 584	4.50	10/12/07	18,500,000	18,420,284
Federal Home Loan Banks, Bonds, Ser. 593	4.63	10/24/07	10,895,000	10,850,581
Federal Home Loan Banks, Bonds, Ser. 617	4.75	1/11/08	8,760,000	8,736,567
Federal Home Loan Mortgage Corp., Notes	4.40	8/22/07	2,500,000	2,489,162
Federal Home Loan Mortgage Corp., Notes	4.63	9/15/08	2,240,000	2,233,974
Federal Home Loan Mortgage Corp., Notes	5.00	9/17/07	2,900,000	2,896,105
Federal Home Loan Mortgage Corp., Notes, Ser. 1	5.00	10/18/10	2,760,000	2,745,422
Federal Home Loan Mortgage Corp., Notes	5.17	9/27/07	3,750,000 a	3,749,783
Federal Home Loan Mortgage Corp., Notes	5.23	7/6/07	7,500,000 a	7,501,620
Federal Home Loan Mortgage Strips, Notes, Ser. 6 3/4	0.00	9/15/07	2,475,000	2,407,764
Federal National Mortgage Association Interest Strips, Notes	0.00	5/15/14	9,600,000	6,796,320
Federal National Mortgage Association Principal Strips, Notes	0.00	2/15/08	2,390,000	2,276,862
Federal National Mortgage Association, Notes	3.13	12/15/07	3,715,000	3,658,116
Federal National Mortgage Association, Notes, Ser. 1	3.90	2/28/08	6,265,000	6,198,184
Federal National Mortgage Association, Notes	4.20	6/8/09	5,800,000	5,723,776
Federal National Mortgage Association, Notes	4.38	9/7/07	2,775,000	2,761,847
Federal National Mortgage Association, Notes	4.75	8/25/08	3,000,000	2,997,447
Federal National Mortgage Association, Notes	5.00	2/13/08	2,265,000	2,264,105
Federal National Mortgage Association, Notes	5.00	2/27/08	10,100,000	10,098,293
Small Business Administration Participation, Gov't Gtd. Ctfs., Ser. 20G	6.85	7/1/17	3,150,105	3,269,952
				125,283,043
U.S. Government Agencies/Mortgage-Backed--35.9%				
Federal Home Loan Mortgage Corp.:				
3.50%, 9/1/10			342,725	329,558
4.00%, 5/1/08 - 4/1/10			18,870,428	18,427,488
4.50%, 2/1/10 - 9/1/14			4,130,657	4,065,377

5.00%, 5/1/10 - 1/1/11	6,569,850	6,540,449
Structured Pass-Through		
Secs., Ser. T-7, Cl. A6,		
7.03%, 8/25/28	218,474	220,112
Federal National Mortgage Association:		
4.00%, 2/1/10 - 10/1/10	4,308,760	4,184,122
4.50%, 11/1/14	1,922,894	1,887,955
5.00%, 12/1/09	1,975,548	1,974,064
5.50%, 9/1/14 - 4/1/16	1,914,916	1,928,304
Whole Loan, Ser. 2001-W2,		
Cl. AF6, 6.59%, 10/25/31	3,222,662 a	3,211,576
Whole Loan, Ser. 2001-W1,		
Cl. AF6, 6.90%, 7/25/31	1,488,274 a	1,484,336
Government National Mortgage Association I:		
Ser. 2004-43, Cl. A, 2.82%,		
12/16/19	605,091	583,045
Ser. 2004-97, Cl. AB, 3.08%,		
4/16/22	689,574	667,636
Ser. 2006-42, Cl. A, 3.30%,		
10/16/29	2,495,663	2,384,973
Ser. 2004-77, Cl. A, 3.40%,		
3/16/20	1,080,376	1,050,691
Ser. 2003-96, Cl. B, 3.61%,		
8/16/18	1,079,972	1,062,064
Ser. 2005-90, Cl. A, 3.76%,		
9/16/28	1,360,980	1,320,277
Ser. 2006-39, Cl. A, 3.77%,		
6/16/25	2,475,873	2,399,498
Ser. 2005-34, Cl. A, 3.96%,		
9/16/21	1,014,958	996,872
Ser. 2005-79, Cl. A, 4.00%,		
10/16/33	679,844	664,286
Ser. 2005-50, Cl. A, 4.02%,		
10/16/26	1,348,341	1,319,222
Ser. 2005-29, Cl. A, 4.02%,		
7/16/27	953,173	929,649
Ser. 2005-42, Cl. A, 4.05%,		
7/16/20	1,422,387	1,396,225
Ser. 2006-6, Cl. A, 4.05%,		
10/16/23	301,411	295,558
Ser. 2004-51, Cl. A, 4.15%,		
2/16/18	371,928	365,467
Ser. 2006-30, Cl. A, 4.18%,		
4/16/28	1,354,233	1,323,926
Ser. 2006-3, Cl. A, 4.21%,		
1/16/28	1,313,435	1,286,328
Ser. 2005-67, Cl. A, 4.22%,		
6/16/21	1,852,778	1,823,739
Ser. 2006-5, Cl. A, 4.24%,		
7/16/29	1,850,276	1,812,638
Ser. 2005-52, Cl. A, 4.29%,		
1/16/30	527,143	518,008
Ser. 2005-59, Cl. A, 4.39%,		
5/16/23	440,447	433,932
Ser. 2005-32, Cl. B, 4.39%,		
8/16/30	1,060,000	1,043,443
Ser. 2005-87, Cl. A, 4.45%,		
3/16/25	783,829	771,693
Ser. 2006-18, Cl. A, 4.97%,		
12/16/21	2,894,702	2,879,383

Ser. 2006-32, Cl. A, 5.08%,		
1/16/30	928,761	925,945
Vendee Mortgage Trust		
Ser. 2001-1, Cl. 2H, 7.00%,		
8/15/07	133,166	133,254
		72,641,093
U.S. Treasury Notes--14.6%		
4.63%, 2/15/17	29,365,000 b	**29,543,950**
Total Bonds and Notes		
(cost $227,511,394)		**227,468,086**

	Face Amount Covered by	
Options--.0%	Contracts ($)	Value ($)
Call Options--.0%		
June 2007, 10-Year Futures,		
April 2007 @ 108	3,900,000	40,219
3-Month Floor USD Libor-BBA		
Interest Rate, January 2009 @ 4	11,300,000	11,822
		52,041
Put Options--.0%		
3-Month Capped USD Libor-BBA		
Interest Rate, June 2007 @ 5.75	47,000,000	**52**
Total Options		
(cost $79,016)		**52,093**

	Principal	
Short-Term Investments--.4%	Amount ($)	Value ($)
U.S. Treasury Bills;		
4.86%, 3/8/07		
(cost $824,221)	825,000 c	**824,200**

	Shares	
Other Investment--.3%		Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $552,000)	552,000 d	**552,000**

Total Investments (cost $228,966,631)	**113.2%**	**228,896,379**
Liabilities, Less Cash and Receivables	**(13.2%)**	**(26,693,800)**
Net Assets	**100.0%**	**202,202,579**

a Variable rate security--interest rate subject to periodic change.

b Purchased on a delayed delivery basis.

c All or partially held by a broker as collateral for open financial futures positions.

d Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
February 28, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 2/28/2007 ($)
Financial Futures Long				
U.S. Treasury 2-Year Notes	403	82,596,109	June 2007	125,937
Financial Futures Short				
U.S. Treasury 5-Year Notes	55	(5,827,422)	June 2007	(6,016)
U.S. Treasury 10-Year Notes	392	(42,568,750)	June 2007	(14,445)

U.S. Treasury 30-Year Bonds	74	(8,362,000)	March 2007	45,094
				150,570

STATEMENT OF OPTIONS WRITTEN
February 28, 2007 (Unaudited)

	Contracts	Value ($)
Call Option		
June 2007, 10-Year Futures,		
April 2007 @ 109		
(Premiums received $14,378)	78	**(42,657)**